March 8, 2017

Via EDGAR and E-Mail

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:      H. Roger Schwall

Lisa Krestynick

Re:	Sundance Energy Australia Limited
Registration Statement on Form F-3
Originally Filed February 24, 2017
File No. 333-216220

Ladies and Gentlemen,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sundance Energy Australia Limited hereby requests acceleration of the effectiveness of its Registration Statement on Form F-3 (File No. 333-216220) at 4:00 p.m., Eastern time on March 13, 2017, or as soon thereafter as practicable.

Sincerely,

SUNDANCE ENERGY AUSTRALIA LIMITED

By:	/s/ Eric P. McCrady
Name: Eric P. McCrady
Title: Chief Executive Officer

cc:          Heath C. Trisdale, Baker & McKenzie LLP